LogicVision, Inc.
25 Metro Drive, 3rd Floor
San Jose, CA 95110

April 7, 2008

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Marc Kronforst
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LogicVision, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 000-31773

Dear Mr. Kronforst:

     On behalf of LogicVision, Inc. (“LogicVision”), this letter responds to comments on the above-referenced Form 10-K received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated March 28, 2008. Set forth below are LogicVision’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2007
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page 45

1.	Please explain to us how you recognize revenue for your term licenses. As part of your response, tell us whether you recognize any revenue on the effective date of the licenses for arrangements with one-year terms.

Response: Revenue, including revenue from term licenses, is recognized in accordance with Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” when persuasive evidence of an arrangement exists, all obligations have been performed pursuant to the terms of such an arrangement, the product has been delivered, the fee is fixed or determinable, the collection of the resulting receivable is reasonably assured and we have established vendor-specific objective evidence (“VSOE”) of the fair value of all undelivered elements. Revenue from multi-year term licenses is recognized on the effective date if VSOE exists for the undelivered elements of the arrangement. Revenue from one-year term licenses is recognized ratably over the maintenance period in accordance with Technical Practice Aid (TPA) 5100.53 “Fair Value of PCS in a Short-Term Time-Based License and Software Revenue Recognition.” LogicVision has sold term licenses in the past, most recently in 2005 and will adjust our disclosure as appropriate in future filings.

* * *

     In connection with the foregoing response to the Staff’s comments, LogicVision hereby acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (408) 452-2445. Comments may also be sent to my attention via facsimile to (408) 573-7640.

Very truly yours,

Bruce M. Jaffe
Vice President Finance and Chief Financial Officer

cc:	David Edgar, SEC Staff Accountant

James T. Healy
Stanton D. Wong, Esq.